EXHIBIT 17.1

May 9, 2007

Board of Directors
Commerce Planet, Inc.
30 S. La Patera Ln. Suite 8
Goleta, CA 93117

Dear Members of the Board of Directors:

I hereby resign from my position as member of the Board of Directors of Commerce Planet, Inc. It has been a pleasure to serve as director and I look forward to continuing to serve the company as its Chief Financial Officer.

Very truly yours,

/s/ David Foucar
David Foucar